Exhibit 4.5

AMENDMENT TO EXCLUSIVE (EQUITY) AGREEMENTS

This is an amendment (this “Amendment”) to the Exclusive (Equity) Agreement for Stanford dockets S11-072 and S11-184 (the “Agreement”) entered into as of August 21, 2015 between THE BOARD OF TRUSTEES OF THE LELAND STANFORD JUNIOR UNIVERSITY (“Stanford”), an institution of higher education having powers under the laws of the State of California, and Medicenna Therapeutics, Inc. (“Medicenna”), a corporation having a principal place of business at 2 Bloor St. W, 7th Floor, Toronto, Ontario M4W 3E2 (each a “Party” and collectively the “Parties”).

1.	The Parties agree to replace Appendix A of the Agreement as follows:

Appendix A of the Agreement is hereby replaced by Appendix A hereto.

2.

Pursuant to Section 18.2 of the Agreement, Medicenna is hereby updating its notice information for all purposes under the Agreement (including general notices, financial invoices and progress report invoices:

Name: Fahar Merchant

Address: 2 Bloor St. W, 7th Floor, Toronto, ON, M4W 3E2

E-mail: fmerchant@medicenna.com

3.	The Parties agree to replace paragraph 2.6 in the Agreement with the following:

“Licensed Field of Use” means the use of interleukin molecules as monotherapy or combination therapy in the therapeutic indications of oncology, cardiovascular and CNS diseases. The field of use specifically excludes the use of interleukin molecules C4, D7, C3, C9 and C12 (as designated in Figure 2 in PCT US2013/023194) in cell based therapies.

4.	The Parties agree to replace paragraph 14.6 with the following:

14.6 Medicenna Suit. If neither Section 14.4 nor 14.5 applies, Medicenna may institute and prosecute a suit or defend any declaratory judgment action, but only within fields of use where this Agreement is Exclusive and only so long as it conforms with the requirements of this Section and Medicenna is diligently developing or selling Licensed Product. Medicenna will diligently pursue the suit and Medicenna will bear the entire cost of the litigation, including expenses and counsel fees incurred by Stanford. Medicenna will keep Stanford reasonably apprised of all developments in the suit, and will seek Stanford’s input and approval on any substantive submissions or positions taken in the litigation regarding the scope, validity and enforceability of the Licensed Patent. Medicenna will not prosecute, settle or otherwise compromise any such suit in a manner that adversely affects Stanford’s interests without Stanford’s prior written consent. Stanford may be named as a party only if

(A)	Medicenna’s and Stanford’s respective counsel recommend that such action is necessary in their reasonable opinion to achieve standing;

(B)	Stanford is not the first named party in the action; and

(C)	the pleadings and any public statements about the action state that Medicenna is pursuing the action and that Medicenna has the right to join Stanford as a party.

5.	Medicenna will pay Stanford $50,000 within 30 days of executing this Amendment

6.	This Amendment is effective as of August 1, 2019.

7.	All other provisions of the Agreement which are not amended hereby remain in full force and effect unamended.

8.	This Amendment is governed by the laws of the State of California, United States.

THE BOARD OF TRUSTEES OF THE LELAND STANFORD JUNIOR UNIVERSITY		MEDICENNA THERAPEUTICS, INC.

By:	/s/ Scott Elrod	By:	/s/ Fahar Merchant
Name:	Scott Elrod	Name:	Fahar Merchant
Title:	Associate Director	Title:	President and CEO
Date:	March 2, 2020	Date:	February 28, 2020

APPENDIX A – DILIGENCE MILESTONES

a)	Medicenna or its partner will nominate a lead compound of the Licensed Product by December 31, 2020;
b)	Medicenna will sign a partnership agreement or secure at least $10M in additional funding by Dec 31, 2021 to be used for development of Licensed Products under the Agreement.
c)	Medicenna or its partner will begin IND-enabling toxicology studies of a Licensed Product by December 31, 2021;
d)	Medicenna will sign a partnership agreement or secure at least $10M additional funding that will fund Phase I clinical trials of a Licensed Product by December 31, 2022;
e)	Medicenna or its partner will File an IND for a Licensed Product by December 31, 2022;
f)	Medicenna or its partner will begin a Phase II clinical study for a Licensed Product by June 30, 2024;
g)	Medicenna will nominate a lead compound and begin IND-enabling toxicology studies for a second Licensed Product by Sept 1, 2024;
h)	Medicenna will file an IND for a second Licensed Product by Sept 1, 2025;
i)	Medicenna or its partner will begin a Phase III clinical study for a Licensed Product by December 31, 2026;
j)	Medicenna or its partner will submit an NDA or BLA or equivalent for a Licensed Product by Sept 1, 2029; and
k)	Medicenna or its partner will have an approval in the US or EU of a Licensed Product by Sept 1, 2030.

Note 1: Milestones may be achieved by Medicenna and/or its collaboration partner.

Note 2: Milestone achievement target dates specific to first Licensed Product can be automatically extended solely by delays due to regulatory, drug safety issues, clinical hold by regulatory agencies or and other delays completely outside of Medicenna’s or its collaboration partner’s control.

Note 3: Milestone achievement target dates specific to second Licensed Product can be automatically extended solely by delays due to regulatory, drug safety issues, clinical hold by regulatory agencies or and other delays completely outside of Medicenna’s or its collaboration partner’s control.